Wilson-Davis & Co., Inc.

236 Main Street

Salt Lake City, Utah 84101

September 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	SAG Holdings Limited (the “Company”)
Registration Statement on Form F-1 (Registration No. 333-267771)

Ladies and gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Wilson-Davis & Co., Inc., as representative of the several underwriters, hereby joins the request of the Company that the Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m., Eastern Time, on Monday, September 30, 2024, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Wilson-Davis & Co., Inc.

By:	/s/ Robert McBey
Name:	Robert McBey
Title:	Chief Executive Officer

cc:	Mitchell Goldsmith, Taft Stettinius & Hollister LLP
David Washbush, Taft Stettinius & Hollister LLP